UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Chase Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
16150R104
(CUSIP Number)
Name: Sarah Chase, Trustee of The Edward L. Chase Trust
Address: 310 Country Way, Scituate, Massachusetts 02066
Telephone Number: 617-204-5650
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 21, 2023
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ?? 240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box ?.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ? 240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ?filed?
for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).
CUSIP NO. 16150R104
 1
NAME OF REPORTING PERSON
 Sarah Chase, in her capacity as Trustee of The Edward L. Chase Trust

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)



(
a
)

?
(
b
)

x
3
SEC USE ONLY

4
SOURCE OF FUNDS - OO


5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e)

?
6
CITIZENSHIP OR PLACE OF ORGANIZATION
The Edward L. Chase Trust is administered under the laws of the Commonwealth of Massachusetts. Trustee Chase is a citizen of the United States.

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER 774,221

8
SHARED VOTING POWER

9
SOLE DISPOSITIVE POWER 774,221

10
SHARED DISPOSITIVE POWER



11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
 774,221

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES


13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 8.1% (1)

14
TYPE OF REPORTING PERSON
OO - The Edward L. Chase Trust was established by Edward L. Chase, as Donor, as a Revocable Trust. Edward L. Chase died on August 21, 2003, at which time The Edward L. Chase Trust became an Irrevocable Trust.



(1)
Based on 9,506,344 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of Jun 30, 2023.




The following constitutes the Schedule 13D (?Schedule 13D?) filed by the undersigned.

Item 1.
Security and Issuer. Common stock, $0.10 par value per share, of Chase Corporation, 375 University Avenue, Westwood, Massachusetts 02090


Item 2.
Identity and Background.
(a)Sarah Chase, in her capacity as Trustee of The Edward L. Chase Trust.
(b)Trustee Chase's residential address is 310 Country Way, Scituate,
Massachusetts
02066.
(c)?????? Sarah Chase, who serves as Trustee of The Edward L. Chase Trust, is an attorney with Ley
& Young, P.C. The principal business address of Ley & Young, P.C. is 101
Federal Street, Suite
1900, Boston, Massachusetts.
(d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five (5) years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which proceeding resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
(f)??The Edward L. Chase Trust is administered under the laws of the Commonwealth of Massachusetts. Trustee Chase is a citizen of the United States.

Item 3.
Source and Amount of Funds or Other Consideration.
The securities were acquired by Edward L. Chase ("Mr. Chase") in 1946 as a founder of the
Issuer, prior to the Issuer becoming a publicly listed company. Mr. Chase eventually transferred the securities to the Reporting Person for estate planning purposes. Mr. Chase and the Reporting Person held the securities with no intent of influencing control over the Issuer.


Item 4.
Purpose of Transaction.
(j) The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.




Item 5.
Interest in Securities of the Issuer.


(a)
The Reporting Person owns 774,221 shares of the Issuer's common stock, which represents approximately 8.1% of the 9,506,344 shares of the Issuer's common stock reported to be outstanding as of June 30, 2023.


(b)
Trustee Sarah Chase, an attorney admitted to practice in the Commonwealth of Massachusetts, is the Managing Trustee of the Trust on behalf of, and with the consent of, the Co-Trustees Janet Chase Gibson, E. Stephen Chase and Jean
Chase. In such capacity, Trustee Sarah Chase holds and has sole voting power and dispositive power over 774,221 shares of the Issuer?s common stock, which represents 8.1% of the Issuer?s common stock as of June 30, 2023.


(c)
Except as reported on Item 6 of this Schedule 13D, the Reporting Person has not effected any transactions in the class of securities reported herein during that past sixty (60) days.


(d)
Except as otherwise described herein, and to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the common stock deemed to be beneficially owned by it.


(e)
Not applicable.


Item 6.
Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Merger Agreement
On July 21, 2023, Chase Corporation, a Massachusetts corporation
(the "Company"), entered into an Agreement and Plan of Merger
(the "Merger Agreement") by and among the Company, Formulations Parent Corporation, a Delaware corporation ("Parent"),
Formulations Merger Sub Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the "Merger").
Voting Agreement
On July 21, 2023, in connection with the execution of the Merger Agreement, Parent, the Company and the Reporting Person entered into a Voting Agreement (the "Voting Agreement") pursuant to which the Reporting Person agreed, among other things, (i) to vote in favor of the approval of the Merger and the adoption of the Merger Agreement and (ii) to be bound by certain restrictions on hiring and soliciting employees and certain noncompetition and non-disparagement obligations.


Item 7.
Material to be Filed as Exhibits.



 Exhibit 1
Voting Agreement, dated as of July 21, 2023, by and among Formulations Parent Corporation, The Edward L. Chase Trust and the other parties set forth on the signature pages thereto.




?
SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July ___, 2023


THE EDWARD L. CHASE TRUST



By:



Name: Sarah Chase



Title: Trustee






VOTING AGREEMENT
This Voting Agreement (this Agreement ), dated as of July 21, 2023, is entered into by and among Formulations Parent Corporation, a Delaware corporation ( Parent ) and Edward L. Chase Trust (the Shareholder ). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS
WHEREAS, concurrently with the execution and delivery of this
Agreement,
(i) Chase Corporation, a Massachusetts corporation (the  Company ),
(ii)
Parent
and (iii) Formulations Merger Sub Corporation, a Delaware
corporation and
wholly owned subsidiary of Parent ( Merger Sub ), will enter into an Agreement and Plan of Merger (as may be amended from time to time, the
Merger Agreement ), which provides for the merger of Merger Sub with and
into the Company (the  Merger ), with the Company surviving the
Merger as
a
wholly owned subsidiary of Parent;
WHEREAS, as of the date hereof, the Shareholder is the record and/or
beneficial owner  (within the meaning of Rule 13d-3 under the 1934
Act) of
the number of shares of Common Stock, par value $0.10 per share
(the
Common Stock ) set forth opposite the Shareholder s name on Exhibit
A
hereto
under the heading  Owned Shares , being all of the shares of Common
Stock
owned of record or beneficially by the Shareholder as of the date hereof (the
Owned Shares ); and
WHEREAS, as a condition to the willingness of Parent to enter into the
Merger
Agreement and as an inducement and in consideration therefor,
Parent has
required that the Shareholder agrees, and the Shareholder has agreed, to enter
into this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the
mutual
covenants and agreements herein contained, and intending to be legally
bound
hereby, the Shareholder and Parent hereby agree as follows:
1. Agreement to Vote the Covered Shares; Proxy.
1.1 Agreement to Vote. Beginning on the date hereof until the
Termination
Date (as defined below), at every meeting of the Company s
shareholders,
including any postponement, recess or adjournment thereof, or in any other
circumstance, however called, the Shareholder agrees to, and if applicable, to
cause its controlled Affiliates to, affirmatively vote (including via proxy) or
execute consents with respect to (or cause to be voted (including via proxy)
or
consents to be executed with respect to) all of the Owned Shares and any
additional shares of Common Stock or other voting securities of the
Company
acquired by the Shareholder or its respective controlled Affiliates after the
date
hereof and prior to the Termination Date (collectively, and together with the
Owned Shares, the  Covered Shares ) as follows: (a) in favor of (i) the adoption
of the Merger Agreement and the approval of the Merger, including any
amended and restated Merger Agreement or amendment to the
Merger
Agreement that, in any such case, increases the Merger Consideration
or
otherwise results in the Merger Agreement being objectively more favorable
to
the Company s shareholders than the Merger Agreement in effect as of the
date
of this Agreement (excluding, for avoidance of doubt, any adverse amendment), (ii) the approval of any proposal to adjourn or postpone any
Company Shareholder Meeting to a later date if the Company or
Parent
proposes or requests such postponement or adjournment in
accordance with
Section 6.02 of the Merger Agreement, and (iii) the approval of any other
proposal considered and voted upon by the Company s shareholders at any
Company Shareholder Meeting necessary for consummation of the
Merger
and
the other transactions contemplated by the Merger Agreement, and
(b)
against
(i) any proposal, action or agreement that would reasonably be expected to
result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company contained in the Merger Agreement
or
that would reasonably be expected to result in any condition set forth in the
Merger Agreement not being satisfied or not being fulfilled prior to the
Termination Date, (ii) any Acquisition Proposal, (iii) any
reorganization,
dissolution, liquidation, winding up or similar extraordinary transaction
involving the Company (except as contemplated by the Merger
Agreement)
and (iv) any other action, agreement or proposal which to the knowledge of
such Shareholder would reasonably be expected to prevent or
materially
impede or delay the consummation of the Merger or any of the transactions
contemplated by the Merger Agreement (clauses (a) and (b)
collectively, the
Supported Matters ). The Shareholder agrees to, and agrees to cause its
applicable controlled Affiliates to, be present, in person or by proxy, at every
meeting of the Company s shareholders, including any postponement, recess
or
adjournment thereof, or in any other circumstance, however called, to vote on
the Supported Matters (in the manner described in this Section 1.1) so that all
of the Covered Shares will be counted for purposes of determining the
presence of a quorum at such meeting, or otherwise cause the
Covered
Shares
to be counted as present threat for purposes of establishing a quorum.
For the
avoidance of doubt, other than with respect to the Supported Matters, the
Shareholder does not have any obligation to vote the Covered Shares in any
particular manner and, with respect to such other matters (other than the
Supported Matters), the Shareholder shall be entitled to vote the
Covered
Shares in its sole discretion.
1.2 Proxy. The Shareholder hereby irrevocably appoints as its proxy
and
attorney-in-fact Josh Weisenbeck and Robert Recer, each of them individually,
with full power of substitution and resubstitution, to vote the
Shareholder s
Covered Shares in accordance with Section 1.1 at the Company
Shareholder
Meeting (including any postponement, recess or adjournment thereof)
in
respect of the Shareholder s Covered Shares (to the extent the
Covered
Shares
are entitled to so vote) prior to the Termination Date at which any
Supported
Matters are to be considered; provided, however, for the avoidance of doubt,
that the Shareholder shall retain at all times the right to vote the
Shareholders
Covered Shares (or to direct how the Covered Shares shall be voted)
in the
Shareholder s sole discretion on matters other than Supported
Matters. This
proxy is coupled with an interest, is (or will be, as applicable) given as an
additional inducement of Parent to enter into this Agreement and shall be
irrevocable prior to the Termination Date, at which time any such proxy shall
terminate. Parent may terminate this proxy with respect to the
Shareholder at
any time at its sole election by written notice provided to the
Shareholder.
1.3
Tender Offer. In the event that the Company and Parent agree to effectuate the transactions contemplated by the Merger Agreement by means of a tender offer, the Shareholder shall tender (and shall not withdraw), or cause to be tendered (and cause to not withdraw), all of its Covered Shares pursuant to and in accordance with the terms of such tender offer prior to the time required for such Covered Shares to be validly tendered for acceptance in such tender offer.
Notwithstanding the foregoing, in the event this Agreement is terminated prior to the expiration of such tender offer, then the Shareholder shall be permitted to withdraw any of any Covered Shares that had previously been tendered, pursuant to and in accordance with the terms of such tender offer.

2.
Termination. This Agreement shall terminate automatically and without further action upon the earliest to occur of: (a) the valid termination of the Merger
Agreement in accordance with its terms, or (b) the Effective Time
(such date,
the Termination Date ); provided that the provisions set forth in Sections 3.7 and 10 through 22 shall survive the termination of this Agreement and remain in full force and effect; and provided further that, subject to the provisions set forth in Section 11.04(d) of the Merger Agreement, the termination of this
Agreement shall not prevent any party hereto from seeking any remedies (at law or in equity) against any other party hereto for that party s Willful Breach of this Agreement that may have occurred on or before such termination. For the purpose hereof, Willful Breach means any breach of this Agreement that is the consequence of an action or omission by any party if such party knew or should have known that the taking of such action or the failure to take such action would be a breach of this Agreement.


3. Certain Covenants of the Shareholder.
3.1 Transfers. Beginning on the date hereof until the earlier of (x)
receipt of
Company Shareholder Approval and (y) Termination Date, the
Shareholder
hereby covenants and agrees that, except as expressly contemplated pursuant
to
this Agreement, the Shareholder shall not, directly or indirectly (a)
tender
any
Covered Shares into any tender or exchange offer, (b) Transfer any
Covered
Shares or beneficial ownership, voting power or any other interest thereof or
therein (including by operation of law), (c) take any action that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement, or
(d)
commit or agree to take any of the foregoing actions. Any Transfer in violation
of this Section 3.1 shall be void ab initio. For the purpose hereof,
Transfer
means (i) any direct or indirect offer, sale, assignment, encumbrance, pledge,
gift, assign, hedge, hypothecation, disposition, loan or other transfer, or entry
into any option or other contract, arrangement or understanding with respect
to
any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition
(whether by sale, liquidation, dissolution, dividend or distribution) or other
transfer (by merger, consolidation, division, conversion, operation of law or
otherwise), of any Covered Shares or any interest in any Covered
Shares (in
each case other than this Agreement), (ii) the deposit of such Covered
Shares
into a voting trust, the entry into a voting agreement or arrangement
(other
than
this Agreement) with respect to such Covered Shares or the grant of any
proxy
or power of attorney with respect to such Covered Shares or (iii) any contract
or commitment to take any of the actions referred to in the foregoing clauses
(i)
or (ii) above. The Shareholder agrees that it shall not, and shall cause each of
its Affiliates not to, become a member of a  group  (as defined under
Section
13(d) of the 1934 Act) with respect to any securities in the Company for the
purpose of opposing or competing with or taking any actions
inconsistent
with
the transactions contemplated by the Merger Agreement.
Notwithstanding
the
foregoing, this Section 3.1 shall not prohibit a Transfer of any
Covered
Shares
by Shareholder to: (a) any member of Shareholder s immediate family; (b) a
trust under which distributions may be made only to the Shareholder or any
member of Shareholder s immediate family; or (c) Shareholder s executors,
administrators, testamentary trustees, legatees, or beneficiaries, for bona fide
estate planning purposes by will or by the laws of intestate succession/to an
Affiliate of Shareholder; provided, that a Transfer referred to in this sentence
shall be permitted only if, as a precondition to such Transfer, the transferee
agrees in a
writing, reasonably satisfactory in form and substance to Parent, to be bound
by all of the terms of this Agreement.
3.2 Documentation and Information. Except as required by
Applicable Law,
the Shareholder (in its capacity as a shareholder of the Company)
shall not,
and
shall direct its Representatives not to, make any public announcement regarding this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby without the prior written consent of
Parent
(such consent not to be unreasonably withheld, conditioned or delayed). The
Shareholder consents to and hereby authorizes Parent and Merger Sub to
publish and disclose in all documents and schedules filed with the
SEC, and
any press release or other disclosure document that Parent or Merger
Sub
reasonably determines to be necessary in connection with the Merger and any
transactions contemplated by the Merger Agreement, the Shareholder
s
identity
and ownership of the Covered Shares, the existence of this
Agreement and
the
nature of the Shareholder s commitments and obligations under this Agreement, and the Shareholder acknowledges that Parent and
Merger Sub
may, in Parent s sole discretion, file this Agreement or a form hereof with the
SEC or any other Governmental Authority; provided that, prior to any such
announcement or disclosure, as well as any other disclosure that references
the
Shareholder, Parent shall provide the Shareholder with the
opportunity to
review and comment on any references to the Shareholder in such announcement or disclosure and consider such comments in good faith. Each
party hereto agrees to use its reasonable best efforts to promptly (a)
give the
other party any information it may reasonably require for the preparation of
any such disclosure documents, and (b) notify the other party of any required
corrections with respect to any written information supplied by it specifically
for use in any such disclosure document, if and to the extent that such party
shall become aware that any such information shall have become false or
misleading in any material respect.
3.3 No Shop. The Shareholder (in its capacity as a shareholder of the Company) shall not take any action that the Company would then be prohibited from taking under Section 6.04(a)(i), (ii) and (v) of the Merger
Agreement.
3.4 [Reserved].
3.5 [Reserved].
3.6 [Reserved].
3.7 Confidentiality. The Shareholder agrees that from and after the
Closing
Date until the fifth anniversary of the Closing Date, the Shareholder shall
keep
the Confidential Information (as defined below) strictly confidential and shall
not disclose (except as expressly permitted by this Agreement) to any
Person
or use in any manner detrimental to the Company or any of its
Subsidiaries
any
portion of the Confidential Information, except that the Shareholder may
disclose Confidential Information to the extent necessary (w) to consultants,
counsel and accountants of the Shareholder who, in the reasonable judgment
of
the Shareholder, have a need to know such information and who have been
directed to comply with the confidentiality provisions of this Section
3.7
(provided, that the Shareholder shall be responsible for any breach hereof by
any of the foregoing), (x) in the performance of its duties to the
Company or
any of its Subsidiaries and (y) in order to enforce its rights and perform its
obligations under this Agreement, the Merger Agreement, each agreement,
certificate or instrument contemplated by the Merger
Agreement and any other agreements contemplated thereby; provided that in
the event that any Person subject to confidentiality under this
Agreement is
compelled by Applicable Laws (including by request for information
or
documents in any legal proceeding, interrogatory, discovery requests, subpoena, civil investigative demand or similar process or otherwise)
to
disclose any Confidential Information, the Shareholder shall promptly notify
(unless prohibited by Applicable Laws) Parent in writing of such requirement
so that Parent may, in its sole expense, seek an appropriate protective order
or
waive compliance with the provisions of this Agreement applicable to such
portion of the Confidential Information; provided, however, that no such
notice
shall be required in connection with any ordinary course examination by any
governmental, regulatory or supervisory authority of which the
Company is
not
the target of such examination or as would reasonably be expected to impede
any legally protected whistleblower rights (including those protected by Rule
21F of the 1934 Act). If, in the absence of a protective order or the receipt of
a
waiver hereunder, the Shareholder, on the advice of legal counsel, is required
to disclose any Confidential Information, the Shareholder may disclose only
that portion of such Confidential Information that the Shareholder is required
to disclose; provided, however, that the Shareholder shall reasonably cooperate
with Parent, at Parent s sole expense, to obtain a protective order or other
assurance that confidential treatment will be accorded such
Confidential
Information by such
Person. 18 U.S.C. ? 1833(b)provides: An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that?(A) is made?
(i) in confidence to a Federal, State, or local government official, either
directly
or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or
investigating a suspected violation of law; or (B) is made in a complaint or
other document filed in a lawsuit or other proceeding, if such filing is made
under seal.  Nothing in this Agreement is intended to conflict with 18
U.S.C.
?
1833(b) or create liability for disclosures of trade secrets that are expressly
allowed by 18 U.S.C. ? 1833(b). Accordingly, the parties hereto have the
right
to disclose in confidence trade secrets to federal, state, and local government
officials, or to an attorney, for the sole purpose of reporting or investigating a
suspected violation of law. The parties hereto also have the right to disclose
trade secrets in a document filed in a lawsuit or other proceeding, but only if
the filing is made under seal and protected from public disclosure. For the
purpose hereof,  Confidential Information  means (a) any matters concerning
the Company or any of its Subsidiaries, including the business, products,
markets, condition (financial or other), operations, processes,
Intellectual
Property, customers, vendors, pricing, results of operations, cash flows,
prospects and affairs of the Company or any of its Subsidiaries and
(b) this
Agreement, the Merger Agreement, each agreement, certificate or instrument
contemplated by the Merger Agreement and any other agreements contemplated thereby or any information, including the terms, conditions or
any other facts, relating to this Agreement, the Merger Agreement and any
other agreements contemplated thereby or the transactions
contemplated
hereby or thereby, or any confidential discussions or negotiations related
thereto; provided that  Confidential Information  shall not include information
(i) that is or becomes available to the public, other than as a result of disclosure by the Shareholder or any Affiliate in violation of such Person s obligations
under this Agreement or (ii) that becomes available to the
Shareholder or any
Affiliate on a non-confidential basis from a source other than the
Company
or
its Affiliates, provided that such source is not known by the
Shareholder or
such Affiliate to be bound by a legal, fiduciary or contractual obligation of
confidentiality or secrecy with respect to such information.
4. Representations and Warranties of the Shareholder. The
Shareholder
hereby
represents and warrants to Parent as follows:
4.1 Due Authority. The Shareholder is a legal entity duly organized, validly
existing and in good standing under the laws of its jurisdiction of formation.
The Shareholder has all requisite corporate or other similar power and authority and has taken all corporate or other similar action necessary (including approval by the board of directors or applicable corporate bodies)
to
execute, deliver, comply with and perform its obligations under this
Agreement
in accordance with the terms hereof and to consummate the
transactions
contemplated hereby, and no other action on the part of or vote of holders of
any equity securities of the Shareholder is necessary to authorize the execution
and delivery of, compliance with and performance by the Shareholder of this
Agreement. This Agreement has been duly executed and delivered by the
Shareholder and, assuming the due execution and delivery of this
Agreement
by all of the other parties hereto, constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, except as such enforceability may be limited by
except insofar as such enforceability may be limited by the
Enforceability
Exceptions.
4.2 No Conflict. The execution and delivery of, compliance with and performance by the Shareholder of this Agreement do not and will not (a) to
the extent the Shareholder is not an individual, conflict with or result in any
violation or breach of any provision of the certificate of formation or operating
agreement or similar organizational documents of the Shareholder,
(b)
conflict
with or result in a violation or breach of any Applicable Law, (c)
require any
consent by any Person under, constitute a default, or an event that, with or
without notice or lapse of time or both, would constitute a default under, or
cause or permit the termination, cancellation or acceleration of any right or
obligation or the loss of any benefit to which the Shareholder is entitled,
under
any contract binding upon the Shareholder, or to which any of its properties,
rights or other assets are subject or (d) result in the creation of a lien
(other
than Permitted Liens) on any of the properties or assets (including intangible
assets) of the Shareholder, except in the case of clauses (b), (c) and
(d)
above,
any such violation, breach, conflict, default, termination, acceleration, cancellation or loss that would not, individually or in the aggregate, reasonably be expected to restrict, prohibit or impair the consummation of the
Merger or
the performance by the Shareholder of its obligations under this
Agreement.
4.3 Consents. No consent, approval, order or authorization of, or registration,
declaration or filing with, any Governmental Authority or any other
Person,
is
required by or with respect to the Shareholder in connection with the execution
and delivery of this Agreement or the consummation by the
Shareholder of
the
transactions contemplated hereby, except (a) as required by the rules
and
regulations promulgated under the 1934 Act, the 1933 Act, or state securities,
takeover and  blue sky  laws, (b) compliance with any applicable requirements
of the HSR Act and any applicable foreign antitrust laws, (c) the applicable
rules and regulations of the SEC or any applicable stock exchange or
(d) as
would not, individually or in the aggregate, reasonably be expected to restrict
in any material respect, prohibit, impair in any material respect or materially
delay the consummation of the Merger or the performance by the
Shareholder
of its obligations under this Agreement.
4.4 Ownership of the Owned Shares. The Shareholder is, as of the
date
hereof,
the record and beneficial owner of the Owned Shares, all of which are free
and
clear of any liens, other than those created by this Agreement or arising under
applicable securities laws. The Shareholder does not own, of record
or
beneficially, any shares of capital stock of the Company, or other rights to
acquire shares of capital stock of the Company, in each case other than the
Owned Shares. The Shareholder has the sole right to dispose of the
Owned
Shares, and none of the Owned Shares is subject to any pledge, disposition,
transfer or other agreement, arrangement or restriction, except as contemplated
by this Agreement. As of the date hereof, the Shareholder has not entered
into
any agreement to transfer any Owned Shares and no person has a right to
acquire any of the Owned Shares held by the Shareholder.
4.5
Absence of Litigation. As of the date hereof, there is no Proceeding pending against, or, to the knowledge of the Shareholder, threatened against the
Shareholder that would reasonably be expected to prevent, or materially impair the ability of the Shareholder to perform its obligations under this Agreement.

4.6 Reliance. The Shareholder has been represented by or had the opportunity to be represented by independent counsel of its own choosing and has had the right and opportunity to consult with its attorney, and to the extent, if any, that the Shareholder desired, the Shareholder availed itself of such right and opportunity. The Shareholder understands and acknowledges that Parent and
Merger Sub are entering into the Merger Agreement in reliance upon the
Shareholder s execution, delivery and performance of this Agreement.
The
Shareholder (individually and on behalf of its Affiliates and each of their respective Representatives) hereby agrees and acknowledges that, in entering into this Agreement and agreeing to consummate the transactions contemplated hereby and by the Merger Agreement, the Shareholder, its Affiliates and each of their respective Representatives are relying solely on the representations and warranties of Parent set forth in Section 5 of this Agreement and are not relying on any other representation, warranty, statement or material.

5.
Representations and Warranties of Parent. Parent hereby represents and warrants to the Shareholder as follows:


5.1 Due Authority. Parent is a legal entity duly incorporated, validly existing
and in good standing under the laws of its jurisdiction of formation.
Parent
has
all requisite corporate power and authority and has taken all corporate action
necessary (including approval by the board of directors or applicable corporate
bodies) to execute, deliver and perform its obligations under this
Agreement
in
accordance with the terms hereof and no other corporate action by
Parent or
vote of holders of any class of the capital stock of Parent is necessary to
approve and adopt this Agreement. This Agreement has been duly executed
and delivered by Parent and, assuming the due execution and delivery of this
Agreement by all of the other parties hereto, constitutes a valid and binding
agreement of Parent enforceable against Parent in accordance with its terms,
except as such enforceability may be limited by the Enforceability
Exceptions.
5.2
No Conflict. The execution, delivery and performance by Parent of this
Agreement do not and will not, other than as provided in the Merger Agreement with respect to the Merger and the other transactions contemplated thereby, (a) conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or similar organizational documents of any of its Subsidiaries, (b) conflict with or result in a violation or breach of any applicable law, (c) require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which Parent and any of its Subsidiaries are entitled, under any contract binding upon Parent or any of its Subsidiaries, or to which any of their respective properties, rights or other assets are subject or (d) result in the creation of a lien (other than Permitted Liens) on any of the properties or assets
(including intangible assets) of Parent or any of its Subsidiaries, except in the case of clauses (b), (c) and (d) above, any such violation, breach, conflict, default, termination, acceleration, cancellation or loss that would not reasonably be expected to restrict, prohibit or impair the performance by
Parent
of its obligations under this Agreement.

6.
Non-Survival of Representations, Warranties and Covenants. The representations, warranties and covenants contained herein shall not survive the Effective Time, except for the confidentiality obligations set forth in
Section 3.7.

7.
Waiver of Appraisal and Dissenter Rights and Certain Other Actions.
The
Shareholder hereby irrevocably and unconditionally waives, to the fullest extent of the law, and agrees to cause to be waived and not to assert any appraisal rights, any dissenters rights and any similar rights under
Part 13 of
the MBCA with respect to all of the Owned Shares with respect to the Merger and the transactions contemplated by the Merger Agreement. In addition, the

8.
Shareholder hereby agrees not to commence or participate as a plaintiff in, any class action or other legal action (including any related settlement), derivative or otherwise, against Parent, the Company or any of their respective Subsidiaries or successors: (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger
Agreement (including any claim seeking to enjoin or delay the Closing) or
(b)
to the fullest extent permitted under Applicable Law, alleging a breach of any duty of the Board of Directors or any committee thereof in connection with the
Merger Agreement, this Agreement or the transactions contemplated thereby or hereby or, with respect to Parent, claims related to any such alleged breach.


9. Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms Common Stock , Covered Shares , and Owned
Shares shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
10.
Further Assurances. The Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request to the extent necessary to effect the transactions contemplated by this
Agreement.

11.
Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail ( e-mail ) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to the Shareholder, tothe addresses set forth on the Exhibit Ahereto: if to Parent,to:
Formulations Parent Corporation c/o Kohlberg Kravis Roberts & Co.
L.P. 30
Hudson Yards, Suite 3500 New York, New York 10001
Attention:Josh
Weisenbeck; Robert Recer Email: josh.weisenbeck@kkr.com;
robert.recer@kkr.com
with a copy, which shall not constitute notice,to:
Kirkland & Ellis LLP 601 Lexington Avenue New York, New York
10022
Attention: Jennifer S. Perkins, P.C.; David M. Klein, P.C.; Chelsea N.
Darnell
Email: jennifer.perkins@kirkland.com; dklein@kirkland.com;
chelsea.darnell@kirkland.com
or to such other address or e-mail address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.
12. Interpretation. The words hereof , herein and hereunder and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections and Exhibits are to
Sections and Exhibits of this Agreement unless otherwise specified.
All
Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.
Whenever the words include , includes or including are used in this
Agreement, they shall be deemed to be followed by the words without limitation , whether or not they are in fact followed by those words or words of like import. Writing , written and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The word or shall not be deemed to be exclusive. The word extent and the phrase to the extent when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean if . References to any statute, law or other Applicable
Law
shall be deemed to refer to such statute, law or other Applicable Law as amended from time to time and, if applicable, to any rules or regulations promulgated thereunder. References to any
Person include the successors and permitted assigns of that Person. References to a party or the parties mean a party or the parties to this Agreement unless the context otherwise requires. Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such entity. The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following May 18 is June 18 and one month following May 31 is July
1).
When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Except as otherwise expressly set forth herein, all amounts required to be paid hereunder shall be paid in United States currency in the manner and at the times set forth herein.
The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and each has been represented by counsel of its choosing and, in the event an ambiguity or question of intent or interpretation arises, this
Agreement will be construed as if drafted jointly by such parties and no presumption or burden of proof will arise favoring or disfavoring any party due to the authorship of any provision of this Agreement.
13.
Amendment and Waiver. Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this
Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

14.
Binding Effect; Benefit; Assignment. The provisions of this
Agreement shall
be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto. Any purported assignment, delegation or other transfer without such consent shall be void.

15.
Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules thereof (or any other jurisdiction), except to the extent the provisions of Massachusetts Law are mandatorily applicable to the Merger or to the fiduciary duties of the Board of Directors and provided, that the provisions of this Agreement which by their terms are governed by Massachusetts Law shall be governed and constructed in accordance with
Massachusetts Law.

16.
Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby
(whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of
Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10 shall be deemed effective service of process on such party.

17.
WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO
HEREBY
IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY
JURY
IN ANY LEGAL PROCEEDING ARISING OUT OF OR
RELATED TO
THIS AGREEMENT OR THE TRANSACTIONS
CONTEMPLATED
HEREBY.

18.
Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

19.
Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement between the parties with respect to the subject matter of this
Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this
Agreement.

20.
Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

21.
Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, the parties hereto agree that the parties shall be entitled to seek an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, without the necessity of proving the inadequacy of money damages as a remedy
(and
each
party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity.

22.
No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, equity holder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any direct or indirect director, officer, employee, incorporator, manager, member, general or limited partner, equity holder, controlling person, Affiliate, agent, attorney,
Representative, successor or permitted assign of any of the foregoing
(each, a
Non-Recourse Party ) shall have any liability for any obligations or liabilities of the parties to this Agreement (whether for indemnification or otherwise) or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith.

23.
No Agreement until Approved. This Agreement shall not be effective unless and until the Board of Directors has approved, for purposes of any applicable anti-takeover statute and regulation under the laws of the Commonwealth of
Massachusetts or other Applicable Law, and any applicable provision of the
Company s articles of organization, the Merger Agreement, the Voting
Agreements and the transactions contemplated by the Merger Agreement, including the Merger.

24.
Action in Shareholder Capacity Only. The parties acknowledge that this
Agreement is entered into by the Shareholder solely in its capacity as a direct or indirect owner of the Covered Shares (and not in any other capacity, including any capacity as a director or officer of the Company or its Subsidiaries). Nothing in this Agreement shall in any way restrict or limit the ability of such Shareholder or any Affiliate of such Shareholder who is a director or officer of the Company from taking any action in his or her capacity as a director or employee of the Company, including the exercise of fiduciary duties to the Company and its Shareholders. Nothing in this Agreement shall restrict or limit the Company from taking any actions that are otherwise permitted by the Merger Agreement, including with respect to a Superior
Proposal.


[Signature pages follow]
DocuSign Envelope ID: 6C699687-0D24-412F-B07C-
5D1FA264DAAA
IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the date and year first above written.


PARENT
FORMULATIONS PARENT CORPORATION

By:_______________________________________ Name: Josh
Weisenbeck
Title:  President

Exhibit A Owned Shares
Shareholder  Owned Shares
Edward L. Chase Trust  774,221

Notices
if to the shareholder, to:
Sarah Chase, Managing Trustee c/o Ley & Young, P.C. 101 Federal
Street
Suite 1900 Boston, MA 02110 Email: schase@leyyoung.com
with a copy, which shall not constitute notice, to:
McLane Middleton, Professional Association 300 Trade Center, Suite
7000
Woburn, MA 01801 Attention: George L Cushing, Michael B. Tule,
Gena
Lavallee Email: george.cushing@mclane.com;
michael.tule@mclane.com;
gena.lavallee@mclane.com